EXHIBIT A.18
JAVELIN COMMENCES LITIGATION AGAINST HOSPIRA AND DISCUS ACQUISITION CORPORATION, ASSERTS HOSPIRA IS IN BREACH OF MERGER AGREEMENT AND SPECIFIC PERFORMANCE PROVISION COMPELS COMPLETION OF MERGER
CAMBRIDGE, Mass., June 3, 2010 (BUSINESS WIRE) — Javelin Pharmaceuticals, Inc. (NYSE — Amex: JAV) (“Javelin”) today announced that it has filed a lawsuit against Hospira, Inc. (“Hospira”) and Discus Acquisition Corporation, a wholly owned subsidiary of Hospira formed to acquire Javelin (“Discus”). The complaint, filed in the Delaware Court of Chancery by Javelin, seeks to compel Hospira and Discus to complete the agreed-upon merger pursuant to the definitive merger agreement among Javelin, Hospira and Discus dated April 17, 2010. Javelin also has filed a motion seeking expedited proceedings in Delaware court to allow for an early trial at which it will seek an order requiring Hospira to fulfill its obligations under the merger agreement and under the loan agreement dated April 17, 2010 among Javelin, Hospira and Innovative Drug Delivery Systems, Inc., a wholly-owned subsidiary of Javelin.
On May 19, 2010, Hospira announced that Discus was extending the tender offer to purchase all outstanding shares of the common stock of Javelin to 12:00 midnight, New York City time, on June 2, 2010. Hospira announced that the extension of the offering period under the merger agreement was based on certain of the conditions to Discus’s obligation to accept and pay for shares tendered through May 18, 2010, which represented 78.82% of the shares of common stock of Javelin outstanding, not being fully satisfied prior to the expiration of the initial offering period of the tender offer. Javelin asserts in the complaint that all of the conditions of the tender offer were satisfied immediately prior to the expiration of the initial offering period and continue to be satisfied. Neither Hospira nor Discus has identified the condition or conditions to completion of the tender offer that Javelin has failed to satisfy.
The complaint contends that Hospira and Discus have breached the merger agreement by failing to accept and pay for shares tendered through May 18, 2010 and by failing to complete the merger transaction. The complaint further asserts that Hospira breached the terms of a loan agreement pursuant to which Hospira was obligated to provide to Javelin an additional loan of $2 million on June 1, 2010.
Javelin has asked the Court to award Javelin specific performance of the merger agreement to consummate the merger in accordance with its terms and also to require Hospira to perform its obligations under the loan agreement.
About Javelin Pharmaceuticals
With corporate headquarters in Cambridge, MA, Javelin applies innovative proprietary technologies to develop new drugs and improved formulations of existing drugs to target unmet and underserved medical needs in the pain management market. For additional information about Javelin, please visit the company’s Web site at http://www.javelinpharmaceuticals.com.
Important Additional Information Filed with the U.S. Securities and Exchange Commission
Discus Acquisition Corporation, a wholly-owned subsidiary of Hospira, Inc., has commenced a tender offer for all of Javelin’s outstanding shares of common stock. This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Javelin common stock. Hospira has filed with the Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO containing an offer to purchase, form of letter of transmittal and other documents relating to the tender offer on April 21, 2010, and Javelin filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer on April 22, 2010. Hospira and Javelin have mailed these documents to Javelin’s stockholders. Javelin stockholders can obtain a free copy of these documents and other documents filed by Hospira and Javelin with the SEC, including amendments to the Schedule TO and Schedule 14D-9, at the Web site maintained by the SEC at www.sec.gov. In addition, Javelin stockholders can obtain a free copy of these documents by directing a request to Javelin Pharmaceuticals, Inc., 125 CambridgePark Drive, Cambridge, MA 02140, Attention: Investor Relations. INVESTORS AND JAVELIN SECURITY HOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY IN THEIR ENTIRETY BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION.
None of the information included on any Internet Web site maintained by Hospira, Javelin or any of their affiliates, or any other Internet Web site linked to any such Web site, is incorporated by reference in or otherwise made a part of this press release.
Forward-Looking Statements
This press release contains “forward-looking statements”, including statements relating to the expected timing of results and development of Javelin’s drug candidates and any potential transaction between Javelin Pharmaceuticals, Inc. and Hospira, Inc. These “forward-looking statements” are based on management’s current expectations of future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those set forth in or implied by forward-looking statements. These risks and uncertainties are described under the heading “Risk Factors” contained in Javelin’s Form 10-K, for the year ended Dec. 31, 2009, which was filed with the Securities and Exchange Commission (“SEC”), as well as any updates to those risk factors filed from time to time in Javelin’s Quarterly Reports on Form 10-Q or Current Reports on Form 8-K. All information in this press release is as of the date of the release, and Javelin Pharmaceuticals undertakes no duty to update this information unless required by law.
SOURCE: Javelin Pharmaceuticals, Inc.
Investor Relations & Media
Rick Pierce, 617-349-4500
VP Investor Relations
rpierce@javelinpharma.com